U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
000-53661

CUSIP NUMBER
66702Q104

      . Form 10-K        . Form 20-F        . Form 11-K    X . Form 10-Q        . Form 10-D        . Form N-SAR        . Form N-CSR

For period ended:  March 31, 2014

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Northsight Capital, Inc.

Full Name of Registrant

Former Name if Applicable

7740 East Evans Road, Suite A101

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85260

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 within the prescribed time period because it has not yet been able to complete its financial statements for the period.  The Company intends to file its Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

John Gorman	480	385-3893
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  X . No      .

The Company expects to report a net loss for the quarter ended March 31, 2014 of approximately $60,000, compared with a loss of approximately $13,000 for the quarter ended March 31, 2013.  The increase in loss is due primarily to increased professional fees and general and administrative expenses which the Company has incurred as it has ramped up its operating and offering related activities. Although the Company continued as of March 31, 2014 to be a “shell company” within the meaning of applicable US securities laws, the Company’s operating activities have increased significantly since March 31, 2014.

Northsight Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2014	By:	/s/ John Gorman
John Gorman President